Exhibit 99.5

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

OF

FOREMOST CLEAN ENERGY LTD. TO BE HELD ON

DECEMBER 20, 2024

DATED:

November 12, 2024

NOTICE OF MEETING

Foremost Clean Energy Ltd.

250-750 West Pender Street

Vancouver, BC V6C 2T7

Tel: 1 604 330-8067

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of the holders of common shares (the "Shareholders") of FOREMOST CLEAN ENERGY LTD. (the "Company" or "Foremost") will be held on December 20, 2024, at 10:00 a.m. (Pacific Time) at the offices of Stikeman Elliott LLP, at 666 Burrard St Suite 1700, Vancouver, BC V6C 2X8, for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended March 31, 2024, and the report of the auditor thereon;

2.	to fix the number of directors to be elected at the Meeting at six (6);

3.	to elect six (6) directors of the Company to hold office until the next annual meeting of the Shareholders;

4.	to appoint MNP LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor;

5.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving certain amendments to the Company's stock incentive plan (the "Foremost Incentive Plan"), dated for reference December 12, 2023, as more particularly described in the accompanying Management Information Circular of the Company dated November 12, 2024 (the "Circular");

6.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is attached as Schedule "B" to the Circular, approving a statutory arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") pursuant to the Plan of Arrangement (the "Plan of Arrangement") attached as Schedule "F" to the Circular and as more particularly described therein, which involves, among other things, the distribution of common shares of Rio Grande Resources Ltd. ("Spinco") to Shareholders on the basis of two (2) Spinco common shares for each common share of the Company (the "Foremost Shares") held on the effective date of the Arrangement, as described in more detail in the Circular;

7.

subject to the approval of the Arrangement Resolution, to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve a stock incentive plan of Spinco, in the form attached as Schedule "D" to the Circular and as more particularly described therein; and

8.	to transact such other business as may be properly brought before the Meeting and any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting. Shareholders are advised to review the Circular before voting. Copies of the Arrangement Resolution, the Plan of Arrangement, the interim order (the "Interim Order") and notice of hearing for the final order are attached to the Circular as Schedules "B", "F", "G" and "H", respectively.

Pursuant to the Interim Order, the BCBCA and the Plan of Arrangement, each registered Shareholder will be granted the right to dissent in respect of the Arrangement Resolution. The dissent rights under the BCBCA are described in the accompanying Circular and are attached thereto as Schedule "I". Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

Although no other matters are contemplated, the Meeting may also consider the transaction of such other business, and any permitted amendment to or variation of any matter identified in this Notice, as may properly come before the Meeting or any adjournment thereof. Accompanying this Notice and Circular is a form of proxy or voting instruction form and financial statement request form.

The board of directors of the Company (the "Foremost Board") has fixed the close of business on October 24, 2024, as the record date (the "Record Date") for determining Shareholders entitled to receive notice of, and to vote at, the Meeting. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.

After careful consideration of a number of factors, the Foremost Board determined that the Arrangement is in the best interests of the Company and recommends that Shareholders vote in favour of the resolutions necessary to implement the transactions contemplated by the Arrangement Agreement as described in the Circular, including the Arrangement Resolution and the election of directors of the Foremost Board.

Registered Shareholders unable to attend the Meeting in person and who wish to ensure that their Foremost Shares will be voted at the Meeting are requested to complete, date and sign a form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular no later than December 18, 2024, at 10:00 a.m. (Pacific Time), the cut-off time for the deposit of proxies prior to the Meeting, or the day that is (2) business days immediately preceding the date of any adjourned or postponed Meeting. Shareholders who beneficially own Foremost Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other intermediary, or in the name of a depositary of which the intermediary is a participant who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

To ensure Shareholders and proxyholders are able to access the Meeting location, the Company requests Shareholders and proxyholders planning to attend the Meeting to pre-register. Pre-registration will enable the Company to make the necessary arrangements and provide specific access instructions. To pre- register for attendance, please contact the Meeting Coordinator via email to info@foremostcleanenergy.com.

DATED at Vancouver, British Columbia, this 12th day of November, 2024.

BY ORDER OF THE BOARD

/s/ "Jason Barnard"

Jason Barnard

President, Chief Executive Officer and Director